

Rueil, may 11, 2005



SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH, D.C. 202
SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA



05008201

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci wins a public-private partnership contract in Germany ;
- First quarter 2005 consolidated net sales ;
- Vinci shareholders meeting.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex




SEC MAIL PROCESSING
RECEIVED
MAY 1 6 2005
WASH, D.C. 202 SECTION

Rueil-Malmaison, 7 April 2005

PRESS RELEASE

VINCI wins a public-private partnership contract in Germany

SKE GmbH, a German subsidiary of VINCI Construction, has just signed a public-private partnership contract (PPP) with the town of Bedburg (near Cologne), for the modernisation, maintenance and operation of some fifteen schools for 25 years. The contract provides for the demolition and reconstruction of one building and the renovation of twelve others over an 18-month period.

The contract is worth €47 million in total.

This is the second major PPP contract won by SKE in Germany. Last June, SKE was awarded a €295 million 15-year contract by the Offenbach district authority for the maintenance of 43 schools.

A specialist in building maintenance (facility management) for more than 25 years, SKE employs 800 people and booked sales of €200 million in 2004.

Press contacts: Karima Ouadia
Tel: + 33 1 47 16 31 82
Fax: + 33 1 47 16 33 88
E-mail: kouadia@ vinci.com




SEC MAIL
PROCESSING
RECEIVED
MAY 1 6 2005
WASH. D.C.
202
SECTION

Rueil Malmaison, 27 April 2005

FIRST QUARTER 2005 CONSOLIDATED NET SALES

- **Net sales increased 9% in the first quarter:**
  - **continued brisk business in France across all divisions (+11%)**
  - **good momentum in roads and construction outside France**
- **Further growth in order backlog**

VINCI's consolidated net sales amounted to €4.4 billion in the first quarter of 2005, up 8.9% compared with the first quarter of 2004 (7.7% on a constant consolidation basis).

This good performance, obtained despite the bad weather that affected road business and the voluntary reduction in net sales by entities undergoing restructuring, continues the growth curve – particularly strong in construction – observed in 2004.

In France, net sales amounted to €2.9 billion, up 11% year on year (9.7% like-for-like). Eurovia's business, which is sensitive to weather conditions, remained flat; that of the other divisions increased, with almost 20% growth in VINCI Construction's net sales over the period.

Outside France, net sales rose 5.4% (4.1% at constant consolidation scope and exchange rates) to €1.5 billion, representing 34.7% of VINCI's total net sales. This growth is attributable mainly to the momentum of Eurovia's subsidiaries outside France and VINCI Construction in the United Kingdom and Central Europe.

Breakdown by business line

VINCI Concessions: €458 million (+3.5% actual; +4 % like-for-like)

Cofiroute achieved first quarter net sales of €186 million, up 5.5%. This figure includes a 4.7% increase in toll receipts. The overall traffic growth on a stable network was 3% (3.8% growth for light vehicles and 0.5% decline for heavy vehicles). The higher tolls had a positive impact of 1.7%. The effects of the calendar year (leap year in 2004; Easter weekend in the second quarter of 2004 and the first quarter of 2005) are more evenly balanced.

VINCI Park's net sales remained flat overall at €121 million, new contracts and organic growth having entirely offset the impact of older contracts coming to the end of their term.

Other concessions recorded strong growth in net sales (31%) to €39 million, attributable to the first toll receipts from the Rion-Antirion bridge, which opened to traffic in August 2004, and a good level of business in the airport management sector.

Net sales in the airport services sector were similar to those of the first quarter 2004 (€114 million), the growth in European operations offsetting the business refocusing programme under way in the United States.

VINCI Energies: €752 million (+0.4% actual; -1.2% like-for-like)

In France, VINCI Energies' net sales rose 5.9% to €563 million, driven by brisk business in the service and telecommunications sectors. The network infrastructure sector was negatively affected by bad weather conditions.

Outside France, the 13.9% decline in net sales (on a constant consolidation scope and exchange rate basis) to €189 million is attributable mainly to the restructuring of TMS and the weaker economic climate for some business activities in Germany. The impact of these factors was offset by the growth recorded in Spain and the United Kingdom.

At 31 March 2005, VINCI Energies had an order backlog of €1.6 billion, up almost 20% over the quarter and 16% over 12 months.

Eurovia: €1,030 million (+3% actual; +0.3% like-for-like)

In France, despite the bad weather in March, net sales remained at the high level achieved in the first quarter of 2004 (+0.8% to €638 million) due to brisk business in urban development projects (the Lyons, Grenoble and Clermont Ferrand tramway construction sites, in particular) and some positive effects of changes in consolidation scope.

Outside France, net sales for the first quarter rose 6.8% to €393 million (1.1% on a constant consolidation scope and exchange rate basis). This figure includes the impact of the first consolidation of TE Beach, a highways maintenance company operating in the London area, acquired at the beginning of the year.

Business activity remained robust in the United Kingdom and Czech Republic.

Eurovia's order backlog at 31 March 2005 stood at €4.1 billion, up 11% over the quarter and 13% over 12 months.

VINCI Construction: €2,088 million (+15.6% actual; +14.9% like-for-like)

VINCI Construction recorded very strong growth in France, with quarterly net sales of €1,252 million, representing an increase of 20% (18.3% on a comparable basis). This situation reflects the good positioning of its business units in markets that remain buoyant, especially the building and transport infrastructure sectors.

VINCI Construction also performed well outside France, with net sales increasing 10% to €836 million. Business was particularly brisk in the United Kingdom and Central Europe, where its subsidiaries are carrying out significant building (shopping centres) and civil engineering works (M7/M8 motorways in Hungary). In the export sector, there was a substantial upturn in major dredging operations carried out in the Middle East by DEME, a CFE subsidiary.

VINCI Construction's order backlog at 31 March 2005 exceeded €9 billion, up 3% over the quarter and 19% over 12 months. This represents more than one year's business activity.

Outlook for 2005

Overall, VINCI's order backlog – excluding concessions – amounted to almost €15 billion at 31 March 2005, up 6% over the quarter and 17% over 12 months. This represents 10 months of average business activity for the divisions concerned (construction, roads and energy), and compares with 9.3 months the previous year and 9.6 months at the start of 2005.

Shareholders Meeting

VINCI's Shareholders Meeting will take place from 11 a.m. on Thursday, 28 April in the Amphithéâtre Léonard de Vinci at CNIT-La Défense.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: kouadia@vinci.com
This press release is available in French, English and German
on VINCI's website:www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 842,667,650 euros
Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 31 MARCH 2005

(in millions of euros)

	31 March 2005	31 March 2004	Variation 2005/2004	
			actual	like-for-like
Concessions and services	**457.8**	**442.5**	**3.5%**	**4.0%**
Energy	**752.2**	**749.3**	**0.4%**	**(1.2%)**
Roads	**1,030.3**	**999.9**	**3.0%**	**0.3%**
Construction	**2,088.1**	**1,806.1**	**15.6%**	**14.9%**
Miscellaneous and double counts	**79.3**	**47.9**		
Total	**4,407.7**	**4,045.7**	**8.9%**	**7.7%**
Of which France				
Concessions and services	336.1	326.3	3.0%	3.0%
Energy	562.9	531.3	5.9%	4.0%
Roads	637.7	632.4	0.8%	(0.2%)
Construction	1,252.3	1,044.8	19.9%	18.3%
Miscellaneous and double counts	87.9	58.1		
Total	**2,876.9**	**2,592.9**	**11.0%**	**9.7%**
Of which outside France				
Concessions and services	121.7	116.2	4.8%	6.8%
Energy	189.3	218.0	(13.2%)	(13.9%)
Roads	392.6	367.4	6.8%	1.1%
Construction	835.9	761.4	9.8%	10.1%
Miscellaneous and double counts	(8.6)	(10.2)		
Total	**1,530.9**	**1,452.8**	**5.4%**	**4.1%**



Rueil Malmaison, 28 April 2005

PRESS RELEASE

VINCI SHAREHOLDERS MEETING

- **2004 was an excellent year:**
  - **growth in net sales and income**
  - **48% increase in dividend**
- **Good earnings visibility for 2005**
- **Two-for-one share split**

The Ordinary and Extraordinary Meeting of the Shareholders of VINCI was held on 28 April 2005, chaired by Antoine Zacharias.

The meeting approved the consolidated and parent company financial statements for 2004, as well as the renewal of the appointments of Mr Huvelin and Mr Faure. It also approved a new share buy-back programme totalling a maximum of €1.2 billion and a two-for-one share split.

I. 2004 financial statements

Net sales

VINCI's consolidated net sales amounted to €19.5 billion in 2004, representing an 8% increase over the previous year. More than 90% of net sales are generated in Europe, with 62% in France.

Net sales by business line *

	2004	2003	Change 2004/2003	
(in millions of euros)			*at actual consolidation scope*	*at constant consolidation scope*
Concessions	1,943	1,889	2.9%	4.7%
Energy	3,338	3,115	7.2%	4.7%
Roads	5,755	5,332	7.9%	7.0%
Construction	8,284	7,664	8.1%	7.5%
Property	428	274	*56.2%*	*56.2%*
Eliminations	*(228)*	*(163)*		
Total	19,520	18,111	7.8%	7.1%

* *total for each business line before elimination of transactions between business lines*

Earnings

Consolidated net income after minority interests amounted to €731 million, up 35% from the previous year and representing 7% of net sales (compared with 6.4% in 2003). Operating income amounted to €1,373 million, increasing 18% against 2003. All business lines improved their contribution to operating income, the most significant progress being made by VINCI Construction and VINCI Energies.

Operating income by business line

(in millions of euros)	2004	% of net sales	2003	% of net sales	Change 2004/2003
Concessions	616	31.7%	600	31.8%	+3%
Energy	181	5.4%	129	4.1%	+40%
Roads	222	3.9%	201	3.8%	+11%
Construction	349	4.2%	222	2.9%	+57%
Holding co. & misc.	*5*		*14*		
Total	1,373	7.0%	1,166	6.4%	+18%

Strong generation of operating cash flow and stronger financial structure

Free cash flow to finance growth increased 42% from 2003 to €1.5 billion due to the 13% rise in cash flow from operations and a further significant improvement in working capital requirements. The concessions business line contributed 40% of free cash flow.

II. Dividend

The Shareholders Meeting decided to increase the dividend to €3.50 per share, representing 48% more than 2003. Given that a €1.20 interim dividend was paid in December 2004, the balance payable on 6 May 2005 will be €2.30. On the basis of the current price of the VINCI share, the yield is higher than 3%.

III. Two-for-one share split

The Shareholders Meeting also approved dividing the nominal value of the VINCI share by two in order to ensure greater liquidity. This will take effect no later than 31 May 2005 after completing the required formalities.

IV. Good outlook for 2005

A good start to the year:

- Consolidated net sales for the first quarter, announced on 27 April, amounted to €4.4 billion, representing an 8.9% increase over the first quarter of 2004 (7.7% on a constant consolidation scope basis). Despite mediocre weather conditions during part of the quarter, all business lines showed growth, with construction in France recording an increase of almost 20%, stepping up the pace from the previous year.

- The order backlog at 31 March 2005 stood at almost €15 billion, up 6% over the quarter and 17% over 12 months. It is now at a record high, which gives VINCI every reason to believe that 2005 will be a good year in terms of business volume and margins.

Referring to the outlook for 2005, Antoine Zacharias said that, with quarterly net sales showing strong growth, "*our markets are driven by significant structural needs, which seem to shield them from severe fluctuations in the economic climate. Demand is bolstered by innovative contracts, which are creating new financing methods, and by major infrastructure needs in housing and public works: we believe these represent excellent prospects for sustainable and profitable growth.*"

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: kouadia@vinci.com